SIMPSON THACHER & BARTLETT LLP

                             425 LEXINGTON AVENUE
                           NEW YORK, N.Y. 10017-3954
                                (212) 455-2000

                           FACSIMILE (212) 455-2502







                                                             December 14, 2005

VIA FAX AND EDGAR
-----------------

H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

            Re:      The Hershey Company
                     Amendment No. 1 to Registration Statement on Form S-3 Filed November 16, 2005
                     File No. 333-128375

                     Form 10-K for the year ended December 31, 2004 Filed March 7, 2005
                     File No. 01-00183

                     Form 10-Q for the quarters ended April 1, 2005,
                     July 3, 2005 and October 2, 2005
                     Filed March 11, 2005, August 9, 2005 and November 9, 2005

Dear Mr. Schwall:

      On behalf of The Hershey Company, a Delaware corporation (the "Company"), we are writing to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") set forth in your letter dated December 1, 2005 to Burton H. Snyder, Esq., Senior Vice President, General Counsel and Secretary of the Company, with respect to Amendment No. 1 to the above-referenced Registration Statement on Form S-3 filed on November 16, 2005 (the "Registration Statement").

     For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company's response below it.

Securities and Exchange Commission                           December 14, 2005
Page 2


General
-------

1. We note your response to prior comment 2. Please advise us of the percentage of your cocoa supply in recent periods that has come from the Ivory Coast. Disclose as appropriate the other information you provided regarding cocoa production, control of the company and the passive role exercised by the Trust, and any other material information not currently disclosed. For example, please disclose, in as much detail as necessary, the Pennsylvania legislation that could limit the sale of the company, as well as the impact this legislation could have on your company's potential future stock price.

     The Company supplementally advises the Staff that over the last three years approximately 16% of its cocoa supply is known to have come from the Ivory Coast. The majority of the Company's cocoa supply is purchased in processed forms such as cocoa butter and cocoa powder, where cocoa bean origin is not specified in the purchase and manufacturers can select many origins based on price and availability.

     The Company will disclose, as appropriate, the information provided in its letter of November 16, 2005 addressed to the Staff regarding cocoa production, control of the Company, the passive role exercised by the Milton Hershey School Trust and any other material information relating to such matters in the discussion of the Company's business or in Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's future Annual Reports on Form 10-K, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 to be filed in 2006.

Form 10-K for the Fiscal Year Ended December 31, 2004
-----------------------------------------------------

Consolidated Statements of Cash Flows, page 40
----------------------------------------------

2. In your response to prior comment 7, you indicate your accounting for tax benefits associated with non-qualified stock options and where those tax benefits are disclosed in your Consolidated Statements of Stockholders' Equity. Please tell us and expand your disclosure in your financial statements to indicate how such benefits have been accounted for in your Consolidated Statements of Cash Flows and your Income Taxes note disclosures.

     The Company advises the Staff that the impact of income tax benefits associated with non-qualified stock options has been classified as cash provided from operating activities and included in the other assets and liabilities caption on the Consolidated Statements of Cash Flows.

     The Company will expand its disclosures to include the classification of income tax benefits associated with non-qualified stock options on the Consolidated Statements of Cash Flows and will disclose the amount of such tax benefits in the Income Tax note in the Company's future Annual Reports on Form 10-K, including the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 to be filed in 2006. Further, upon adoption of Statement of Financial Accounting Standards No. 123 (revised
     2004), Share-Based Payment, relevant adjustments and reclassifications will be made to the consolidated financial statements, as required, including those pertaining to income tax benefits.

                              * * * * * * * * * *

Securities and Exchange Commission                           December 14, 2005
Page 3


     Please do not hesitate to call A.J. Kess at 212-455-2711 or Reza Odouli at 212-455-2693 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

     In the event the Staff advises us, either orally or in writing, that it has no further comments with respect to the Registration Statement, the Company intends promptly thereafter to submit a written request for acceleration of the effective date of the Registration Statement. The Company will provide this request at least two business days in advance of the requested effective date.

                                             Very truly yours,

                                             /s/ SIMPSON THACHER & BARTLETT LLP

                                             SIMPSON THACHER & BARTLETT LLP




cc:  U.S. Securities and Exchange Commission
       Gary Newberry
       April Sifford
       Jason Wynn
       Timothy Levenberg